David S. Hunt Email dh@hunt-pc.com	The Hunt Law Corp., P.C. 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

July 13, 2010

Mr. Jay Williamson
Securities And Exchange Commission
Washington, DC 20549

Mail Stop 3561

Re:          Acquired Sales Corp.
Form 10-K
Filed December 30, 2009
File No. 000-52520

Dear Mr. Williamson:

We are in receipt of your letter dated July 1, 2010. In response to Comment #1, the 1,166,497 shared owned by The Roberti Jacobs Family Trust as set out in the subsequent footnote in the filing are included in the 4,066,497 shares deemed beneficially owned by Mr. Jacobs. As such, only the 4,066,497 shares are deemed beneficially owned by officers and directors as a group. In future filings, disclosures to the relevant footnote to clarify this disclosure will be added as well. In response to Comment #2, we have cut and pasted the language out of Form 10-K, as amended, found at www.sec.gov, and input the appropriate signature lines below the pasted language so that the filing is now signed both by the registrant and on behalf of the registrant by the relevant parties. We have filed the amended Item 11 and signature page herewith for review and further comment before formal filing.

In responding to your comments, the company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
THE HUNT LAW CORP., P.C.

 David S. Hunt
Attorney for Acquired Sales Corp.